SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. __1_)



                           Alliant Techsystems Inc.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                   018894914
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liablilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  018894914             13G      Page  2  of  13  Pages

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

         FEDERATED GROWTH TRUST
         TAX I.D. # 25-1378666

 2     Check the appropriate box if a member of a group
               (a)  [  ]

               (b)  [   ]

 3     SEC use only




 4     Citizenship or Place of Organization

         MASSACHUSETTS


  Number of  5   Sole voting power
   shares            220,000
beneficially 6   Shared voting power
  Owned by
    each     7   Sole dispositive power
 Reporting             220,000
   Person    8   Shared dispositive power
    with
9      Aggregate Amount Beneficially Owned by Each Reporting Person

         220,000


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

         2.3%


 12    Type of Reporting Person

         IV

                      *SEE INSTRUCTION BEFORE FILLING OUT
CUSIP No.  018894914             13G      Page  3  of  13  Pages

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

         FEDERATED INVESTORS
         TAX I.D. # 51-0316181

 2     Check the appropriate box if a member of a group
               (a)  [ ]

               (b)  [ ]

 3     SEC use only




 4     Citizenship or Place of Organization

         DELAWARE


  Number of  5   Sole voting power
   shares            242,100
beneficially 6   Shared voting power
  Owned by
    each     7   Sole dispositive power
 Reporting          242,100
   Person    8   Shared dispositive power
    with
9      Aggregate Amount Beneficially Owned by Each Reporting Person

         242,100


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

         2.5%


 12    Type of Reporting Person

         HC


                      *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.  018894914             13G      Page  4  of  13  Pages

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

         VOTING SHARES IRREVOCABLE TRUST

 2     Check the appropriate box if a member of a group
               (a)  [  ]

               (b)  [ ]

 3     SEC use only




 4     Citizenship or Place of Organization

         PENNSYLVANIA


  Number of  5   Sole voting power
   shares            242,100
beneficially 6   Shared voting power
  Owned by
    each     7   Sole dispositive power
 Reporting             242,100
   Person    8   Shared dispositive power
    with
9      Aggregate Amount Beneficially Owned by Each Reporting Person

         242,100


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

         2.5%


 12    Type of Reporting Person

         OO


                      *SEE INSTRUCTION BEFORE FILLING OUT
CUSIP No.  018894914             13G      Page  5  of  13  Pages

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

         JOHN F. DONAHUE

 2     Check the appropriate box if a member of a group
               (a)  [  ]

               (b)  [ ]

 3     SEC use only




 4     Citizenship or Place of Organization

         UNITED STATES


  Number of  5   Sole voting power
   shares
beneficially 6   Shared voting power
  Owned by           242,100
    each     7   Sole dispositive power
 Reporting
   Person    8   Shared dispositive power
    with           242,100
9      Aggregate Amount Beneficially Owned by Each Reporting Person

         242,100


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

         2.5%


 12    Type of Reporting Person

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT
CUSIP No.  018894914             13G      Page  6  of  13  Pages

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

         RHODORA J. DONAHUE

 2     Check the appropriate box if a member of a group
               (a)  [  ]

               (b)  [ ]

 3     SEC use only




 4     Citizenship or Place of Organization

         UNITED STATES


  Number of  5   Sole voting power
   shares
beneficially 6   Shared voting power
  Owned by             242,100
    each     7   Sole dispositive power
 Reporting
   Person    8   Shared dispositive power
    with           242,100
9      Aggregate Amount Beneficially Owned by Each Reporting Person

         242,100


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

         2.5%


 12    Type of Reporting Person

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.  018894914             13G      Page  7  of  13  Pages

 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

         J. CHRISTOPHER DONAHUE

 2     Check the appropriate box if a member of a group
               (a)  [  ]

               (b)  [ ]

 3     SEC use only




 4     Citizenship or Place of Organization

         UNITED STATES


  Number of  5   Sole voting power
   shares
beneficially 6   Shared voting power
  Owned by           242,100
    each     7   Sole dispositive power
 Reporting
   Person    8   Shared dispositive power
    with           242,100
9      Aggregate Amount Beneficially Owned by Each Reporting Person

         242,100


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

         2.5%


 12    Type of Reporting Person

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT
CUSIP No.  018894914             13G      Page  8  of  13  Pages

Item 1(a).  Name of Issuer:  Alliant Techsystems Inc.

Item 1(b).  Address of Issuer's Principal Business Office:
                                                600 Second Street NE
                                                Hopkins, MN 55343-8384

Item 2(a).  Names of Persons Filing:

                  SEE ROW 1 OF COVER PAGES

Item 2(b).  Address of Principal Business Office:
                                                Federated Investors Tower
                                                Pittsburgh, PA 15222-3779

Item 2(c).  Citizenship:

                  SEE ROWS 1 AND 4 OF COVER PAGES

Item 2(d).  Title of Class of Securities:                Common Stock

Item 2(e).  CUSIP Number:                                018894914

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the persons filing are:
         (d) [ X ] Investment Company registered under section 8 of the Investment Company Act of 1940

         (g) [ X ] Parent Holding Company in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

                           *SEE EXHIBIT "1" ATTACHED
Item 4.  Ownership:

A.  Federated Growth Trust
   Item 4(a) Amount Beneficially Owned......................            220,000
   Item 4b) Percent of Class..................................2.3%
   Item 4(c) Number of Shares as to which such person has
      (i) sole power to vote or direct the vote..............           220,000
      (ii) shared power to vote or direct the vote..........            0
      (iii) sole power to dispose or direct disposition of..            220,000
      (iv) shared power to dispose or direct disposition of..           0

B.  Federated Investors (See Note 1)
   Item 4(a) Amount Beneficially Owned......................            242,100
   Item 4b) Percent of Class..................................2.5%
   Item 4(c) Number of Shares as to which such person has
      (i) sole power to vote or direct the vote..............           242,100
      (ii) shared power to vote or direct the vote..........            0
      (iii) sole power to dispose or direct disposition of..            242,100
      (iv) shared power to dispose or direct disposition of..           0


CUSIP No.  018894914             13G      Page  9  of  13 Pages

Item 4.  Ownership (continued):

C.  Voting Shares Irrevocable Trust (1)
   Item 4(a) Amount Beneficially Owned......................            242,100
   Item 4b) Percent of Class..................................2.5%
   Item 4(c) Number of Shares as to which such person has
      (i) sole power to vote or direct the vote..............           242,100
      (ii) shared power to vote or direct the vote..........            0
      (iii) sole power to dispose or direct disposition of..            242,100
      (iv) shared power to dispose or direct disposition of..           0

D.  John F. Donahue (1)
   Item 4(a) Amount Beneficially Owned......................            242,100
   Item 4b) Percent of Class..................................2.5%
   Item 4(c) Number of Shares as to which such person has
      (i) sole power to vote or direct the vote..............           0
      (ii) shared power to vote or direct the vote..........            242,100
      (iii) sole power to dispose or direct disposition of..            0
      (iv) shared power to dispose or direct disposition of..           242,100

E.  Rhodora J. Donahue (1)
   Item 4(a) Amount Beneficially Owned......................            242,100
   Item 4b) Percent of Class..................................2.5%
   Item 4(c) Number of Shares as to which such person has
      (i) sole power to vote or direct the vote..............           0
      (ii) shared power to vote or direct the vote..........            242,100
      (iii) sole power to dispose or direct disposition of..            0
      (iv) shared power to dispose or direct disposition of..           242,100

F.  J. Christopher Donahue (1)
   Item 4(a) Amount Beneficially Owned......................            242,100
   Item 4b) Percent of Class..................................2.5%
   Item 4(c) Number of Shares as to which such person has
      (i) sole power to vote or direct the vote..............           0
      (ii) shared power to vote or direct the vote..........            242,100
      (iii) sole power to dispose or direct disposition of..            0
      (iv) shared power to dispose or direct disposition of..           242,100

(1) The number of shares indicated represent shares beneficially owned by registered investment companies advised by subsidiaries of Federated Investors that have been delegated the power to direct investments and power to vote the securities by the registered investment companies' board of trustees or directors. All of the voting securities of Federated Investors are held in the Voting Shares Irrevocable Trust ("Trust"), the trustees of which are John
F. Donahue, Rhodora J. Donahue, and J. Christopher Donahue ("Trustees"). In accordance with Rule 13d-4 under the 1934 Act, the Trust, Trustees and parent holding company declare that the filing of this statement should not be construed as an admission that any of the investment advisers, parent holding company, Trust, Trustees are beneficial owners (for the purposes of Sections 13(d) and/or 13(g) of the Act) of any securities covered by this statement, and such advisers, parent holding company, Trust, and Trustees expressly disclaim that they are the beneficial owners of such securities.

CUSIP No.  018894914             13G     Page  10  of  13  Pages

Item 5.  Ownership of Five Percent or Less of a Class:

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

      Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

      SEE EXHIBIT "1" ATTACHED

Item 8.  Identification and Classification of Members of the Group:

      Not applicable

Item 9.  Notice of Dissolution of Group:

      Not applicable

Item 10.  Certification:
   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 8, 1994


By:/s/ J. Christopher Donahue
Name/Title: J. Christopher Donahue, as President of Federated Investors, and as Vice President of Federated Growth Trust


By: /s/ John F. Donahue by J. Christopher Donahue
Name/Title: John F. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact


By:/s/ Rhodora J. Donahue by J. Christopher Donahue
Name/Title: Rhodora J. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact


By:/s/ J. Christopher Donahue
Name/Title: J. Christopher Donahue, individually and as Trustee of Voting Shares Irrevocable Trust

CUSIP No.  018894914             13G     Page  11  of  13  Pages

                                  EXHIBIT "1"
                           ITEM 3 CLASSIFICATION OF
                               REPORTING PERSONS
                                 (Page 1 of 2)

             Identity and Classification of Each Reporting Person

              IDENTITY                        CLASSIFICATION UNDER ITEM 3

Federated Growth Trust                 (d) Investment Company registered under
                                       section 8 of the Investment Company Act
                                       of 1940

Federated Management                   (e) Investment Adviser registered under
                                       section 203 of the Investment Advisers
                                       Act of 1940

Federated Advisers                     (e) Investment Adviser registered under
                                       section 203 of the Investment Advisers
                                       Act of 1940

Federated Investors                    (g) Parent Holding Company, in
                                       accordance with Section 240.13d-
                                       1(b)(ii)(G)

Federated Investors, Inc.              (g) Parent Holding Company, in
                                       accordance with Section 240.13d-
                                       1(b)(ii)(G)

FII Holdings, Inc.                     (g) Parent Holding Company, in
                                       accordance with Section 240.13d-
                                       1(b)(ii)(G)

Voting Shares Irrevocable Trust        (g) Parent Holding Company, in
                                       accordance with Section 240.13d-
                                       1(b)(ii)(G)

John F. Donahue                        (g) Parent Holding Company in
                                       accordance with Section 240.13d-
                                       1(b)(ii)(G)

Rhodora J. Donahue                     (g) Parent Holding Company in
                                       accordance with Section 240.13d-
                                       1(b)(ii)(G)

J. Christopher Donahue                 (g) Parent Holding Company in
                                       accordance with Section 240.13d-
                                       1(b)(ii)(G)

Federated Investors (the "Parent") is filing this Schedule 13G because it is the parent holding company of Federated Management and Federated Advisers (the "Investment Advisers"), which act as investment advisers to registered investment companies, including Federated Growth Trust, that own shares of common stock in Alliant Techsystems, Inc. (the "Reported Securities"). The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of Federated Investors, Inc., which is wholly owned by the Parent. All of Parent's
[continued, next page]



CUSIP No.  018894914             13G     Page  12  of  13  Pages

                                  EXHIBIT "1"
                           ITEM 3 CLASSIFICATION OF
                               REPORTING PERSONS
                                 (Page 2 of 2)

             Identity and Classification of Each Reporting Person



[continued, from previous page]
outstanding voting stock is held in the Voting Shares Irrevocable Trust (the "Trust") for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the "Trustees"). The Trustees have joined in filing this Schedule 13G because of the collective voting control that they exercise over the Parent. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Parent, the Trust and each of the Trustees declare that this statement should not be construed as an admission that they are the beneficial owners of the Reported Securities, and the Parent, the Trust and each of the Trustees expressly disclaim beneficial ownership of the Reported Securities.
CUSIP No.  018894914             13G     Page  13  of  13  Pages

                                  EXHIBIT "2"
                         AGREEMENT FOR JOINT FILING OF
                                 SCHEDULE 13G


      The following parties hereby agree to file jointly the statement on
Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary pursuant to Regulation 13D-G under the Securities Exchange Act of 1934:

    1. Federated Growth Trust, a Massachusetts business trust.
    2. Federated Investors, as parent holding company of the investment advisers to registered investment companies that beneficially own the securities.
    3. Voting Shares Irrevocable Trust, as holder of all the voting shares of Federated Investors
    4. John F. Donahue, individually and as Trustee.
    5. Rhodora J. Donahue, individually and as Trustee.
    6. J. Christopher Donahue, individually and as Trustee.

      It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party unless is not responsible for the completeness or accuracy of information concerning the other parties unless such party knows or has reason to believe that such information is incomplete or inaccurate.

      It is understood and agreed that the joint filing of Schedule 13G shall not be construed as an admission that the reporting persons named herein constitue a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

Date:    July 8, 1994


By:/s/ J. Christopher Donahue
Name/Title: J. Christopher Donahue, as President of Federated Investors, and as Vice President of Federated Growth Trust


By: /s/ John F. Donahue by J. Christopher Donahue
Name/Title: John F. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact


By:/s/ Rhodora J. Donahue by J. Christopher Donahue
Name/Title: Rhodora J. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact


By:/s/ J. Christopher Donahue
Name/Title: J. Christopher Donahue, individually and as Trustee of Voting Shares Irrevocable Trust